September 18, 2025

Edward McGee
Chief Financial Officer
Grayscale XRP Trust
c/o Grayscale Investments Sponsors, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

       Re: Grayscale XRP Trust
           Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-289818
Dear Edward McGee:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

2. Please include disclosure regarding creation of the initial basket(s) and name the party acting as statutory underwriter in that transaction. Please also disclose the price at which the shares are being offered as required by Item 501(b)(3) of Regulation S-K.
 September 18, 2025
Page 2
The trading prices of many digital assets, including XRP, have experienced extreme volatility in recent periods, page 17

3. Please revise to provide quantitative price disclosure addressing the volatility of XRP over the past several years. We note you include a cross-reference to a discussion in the Business section that only addresses the past 12 months of prices. If a malicious actor or botnet obtains control of more than 80% of the validating nodes on the
XRP Ledger, or otherwise obtains control, page 21

4. Here, or in an appropriate place, please address the April 2025 malware attack on the
       JavaScript library for the XRP Network.
One of the founders of Ripple Labs, Jed McCaleb, holds a significant stake in XRP, page 36

5. Please revise to update this disclosure to clarify how much XRP is currently held by
       McCaleb, if known. Please also revise to discuss, to the extent material, any of the other founders who hold a significant stake in XRP, including, for example, Chris
       Larsen.
Overview of the XRP Industry and Market, page 74

6. Please revise to provide a brief description of the history of the XRP Network and
       XRP, including disclosure regarding the initial development team and the launch of the network.
7. To the extent material to understanding the XRP Network, please disclose the nature and number of decentralized applications developed on the XRP Ledger, as well as active developers, to the extent known.
8.     We note your reference here and elsewhere to information as of "August
2024."
       Please revise to update this disclosure as of a more recent date.
XRP Supply, page 76

9. Please address the burning of XRP as transaction fees and the resulting potential deflationary pressure over time.
Forms of Attack Against the XRP Network, page 84

10. Please revise to discuss the various known forms of attack that could be made against the XRP Network.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 18, 2025
Page 3

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Daniel P. Gibbons